March 17, 2005


Via facsimile to 713-499-5354 and U.S. mail
Mr. Howard Spiegel, Plan Administrator
BHB Billiton Limited
1360 Post Oak Boulevard, suite 150
Houston, TX 77056-3020

RE:	BHP USA Retirement Savings Plan
	Savings Plan for Hourly-Rated Employees of BHP Copper Inc. Forms 8-K filed March 10, 2005
            File No. 1-9526

Dear Mr. Spiegel:

      We have the following comments with regard to the above referenced filings. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.
1. Please amend each of the Forms 8-K to provide the letter from the former auditor for the plans indicating the former auditor`s agreement or disagreement with the statements in the filing as they pertain to the former auditor. File the letter as Exhibit 16 to the amended Forms 8-K.
See Item 304(a)(3) of Regulation S-K.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation
Finance in our review of your filing or in response to our comments on your filing.

	The amendment requested in our comment above should be filed as promptly as possible and should be reviewed by the former accountants.
The letter required by Exhibit 16 should cover the revised disclosures.
Any questions regarding the above should be directed to me at
(202) 942-
2873, or in my absence, to Robert Benton at (202) 942-1811.

							Sincerely,


							Gabrielle Malits
						            Staff Accountant


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BHP USA Retirement Savings Plan
Savings Plan for Hourly-Rated Employees of BHP Copper Inc.
Forms 8-K Item 4.01
Page 2 of 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE